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File No. __________________

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

Hidroelectrica Alicura S.A.
(Name of foreign utility company)



THE AES CORPORATION
1001 N. 19th Street
Suite 2000
Arlington, Virginia 22209
(Name of filing company, if filed on behalf of foreign utility company)

The Commission is requested to mail copies of all correspondence relating to this Notification to:

         William R. Luraschi, Esq.
         The AES Corporation
         1001 N. 19th Street
         Suite 2000
         Arlington, Virginia  22209

         Julia Dryden English, Esq.
         Dewey Ballantine LLP
         1775 Pennsylvania Avenue, N.W.
         Washington, D.C.  20006


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ITEM 1

         Foreign utility status is claimed by Hidroelectrica Alicura S.A., a company organized under the laws of the Republic of Argentina, with its business address at Avda. Leandro N. Alem 712, 7th floor, Buenos Aires, Argentina.

         Hidroelectrica Alicura S.A. has a concession to operate the 1,000 MW Alicura hydro project located on the Limay River in Neuquen and Rio Negro Provinces, Argentina.

         Upon the closing of the acquisition transaction, AES Corporation will own 59% of Hidroelectrica Alicura S.A. through its subsidiary, AES Alicura Holdings S.R.L. The Government of Argentina and the Province of Neuquen each will own 19.5% of Hidroelectrica Alicura S.A., and the employees of Hidroelectrica Alicura will own the remaining 2% pursuant to an Employee Stock Ownership Program.

         The AES Corporation is a Delaware corporation.

ITEM 2

         Hidroelectrica Alicura S.A. has one domestic associate public utility company, Central Illinois Light Company ("CILCO"), through The AES Corporation. By letter dated March 10, 1999, the Illinois Commerce Commission certified to the SEC that (1) it has the authority and resources to protect Illinois consumers in accordance with applicable Illinois statutes, and (2) it intends to exercise that authority, as required under Section 33(a)(2) of the Act in connection with this transaction. AES hereby incorporates that letter into this filing by reference.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

By: /s/ William R. Luraschi
   ------------------------
William R. Luraschi
General Counsel
The AES Corporation
1001 N. 19th Street
Suite 2000
Arlington, Virginia  22209
(703) 522-1315



Dated:  August 23,  2000